FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of July, 2003

Commission File Number: 1-10817

CELLTECH GROUP PLC

(Translation of registrant's name into English)

208 Bath Road, Slough, Berkshire SL1 3WE ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).

Enclosure:   Blocklisting Interim Review

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

Celltech Group plc

2. Name of scheme

Chiroscience Share Schemes

3. Period of return:

From     1 January 2003       To     30 June 2003

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

624,822

5. Number of shares issued / allotted under scheme during period:

25,615

6. Balance under scheme not yet issued / allotted at end of period

599,207

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

500,000 Ordinary 50p Shares

17 March 2000 - Ref GB0001822765

900,000 Ordinary 50p Shares

13 October 2000 - Ref GB0001822765

39,004 Ordinary 50p Shares

20 August 2001 - Ref GB0001822765

110,996 Ordinary 50p Shares

23 August 2001 - Ref GB0001822765

126,000 Ordinary 50p Shares

18 March 2002 - Ref GB0001822765

Please confirm total number of shares in issue at the end of the period in order for us to update our records

277,578,532

Contact for queries

Name Anita Dowling

Address 208 Bath Road, Slough

Telephone (01753) 777106

Person making the return

Name Anita Dowling

Position Assistant Company Secretary

Signature

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

Celltech Group plc

2. Name of scheme

Executive Share Option Scheme (Celltech)

3. Period of return:

From     1 January 2003       To     30 June 2003

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

1,496,517

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

1,978,109

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

5,000,000 Ordinary 50p Shares

13 October 1995 - Ref A.4566/1995

1,000,000 Ordinary 50p Shares

17 March 2000 - Ref GB0001822765

1,000,000 Ordinary 50p Shares

13 October 2000 - Ref GB0001822765

100,547 Ordinary 50p Shares

28 August 2001 - Ref GB0001822765

203,458 Ordinary 50p Shares

31 August 2001 - Ref GB0001822765

85,995 Ordinary 50p Shares

6 September 2001 - Ref GB0001822765

324,149 Ordinary 50p Shares

15 March 2002 - Ref GB0001822765

34,448 Ordinary 50p Shares

18 March 2002 - Ref GB0001822765

232,382 Ordinary 50p Shares

20 March 2002 - Ref GB0001822765

481,592 Ordinary 50p Shares

20 February 2003 - Ref GB0001822765

Please confirm total number of shares in issue at the end of the period in order for us to update our records

277,578,532

Contact for queries

Name Anita Dowling

Address 208 Bath Road, Slough

Telephone (01753) 777106

Person making the return

Name Anita Dowling

Position Assistant Company Secretary

Signature

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

Celltech Group plc

2. Name of scheme

Medeva Share Schemes

3. Period of return:

From     1 January 2003       To     30 June 2003

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

228,048

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

228,048

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

800,000 Ordinary 50p Shares

13 October 2000 - Ref GB0001822765

199,004 Ordinary 50p Shares

16 August 2001 - Ref GB0001822765

160,996 Ordinary 50p Shares

20 August 2001 - Ref GB0001822765

Please confirm total number of shares in issue at the end of the period in order for us to update our records

277,578,532

Contact for queries
Name Anita Dowling
Address 208 Bath Road, Slough
Telephone (01753) 777106

Person making the return
Name Anita Dowling
Position Assistant Company Secretary
Signature

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

Celltech Group plc

2. Name of scheme

Conversion of £1 Preference Shares

3. Period of return:

From     1 January 2003       To     30 June 2003

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

1,946,048

5. Number of shares issued / allotted under scheme during period:

1,956,798

6. Balance under scheme not yet issued / allotted at end of period

250

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

2,822,597 Ordinary 50p Shares

13 October 1995 - Ref A.4566/1998

262,500 Ordinary 50p Shares

15 April 1998 - Ref RA/Celltech/00001

261,000 Ordinary 50p Shares

4 June 1998 - Ref GB0001822765

80,000 Ordinary 50p Shares

21 April 1999 - Ref GB0001822765

120,616 Ordinary 50p Shares

7 September 2001 - Ref GB0001822765

208,768 Ordinary 50p Shares

12 September 2001 - Ref GB0001822765

74,000 Ordinary 50p Shares

18 March 2002 - Ref GB0001822765

11,000 Ordinary 50p Shares

20 February 2003 - Ref GB0001822765

Please confirm total number of shares in issue at the end of the period in order for us to update our records

277,578,532

Contact for queries
Name Anita Dowling
Address 208 Bath Road, Slough
Telephone (01753) 777106

Person making the return
Name Anita Dowling
Position Assistant Company Secretary
Signature

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To:  Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

Celltech Group plc

2. Name of scheme

Savings Related Share Option Scheme (Celltech)

3. Period of return:

From     1 January 2003       To     30 June 2003

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

483,526

5. Number of shares issued / allotted under scheme during period:

68,815

6. Balance under scheme not yet issued / allotted at end of period

514,711

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

335,000 Ordinary 50p Shares

2 July 1997 - Ref A/2792/1997

50,000 Ordinary 50p Shares

15 April 1998 - Ref RA/Celltech/00001

20,000 Ordinary 50p Shares

4 June 1998 - Ref GB0001822765

145,000 Ordinary 50p Shares

21 April 1999 - Ref GB0001822765

300,000 Ordinary 50p Shares

13 October 2000 - Ref GB0001822765

96,257 Ordinary 50p Shares

23 August 2001 - Ref GB0001822765

103,743 Ordinary 50p Shares

28 August 2001 - Ref GB0001822765

100,000 Ordinary 50p Shares

18 March 2002 - Ref GB0001822765

90,980 Ordinary 50p Shares

20 March 2002 - Ref GB0001822765

100,000 Ordinary 50p Shares

20 February 2003 - Ref GB0001822765

Please confirm total number of shares in issue at the end of the period in order for us to update our records

277,578,532

Contact for queries
Name Anita Dowling
Address 208 Bath Road, Slough
Telephone (01753) 777106

Person making the return
Name Anita Dowling
Position Assistant Company Secretary

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                           CELLTECH GROUP PLC
                                                                                                                                                           (Registrant)

                                                                                                                                                           By: /s/ PETER ALLEN
                                                                                                                                                           Peter Allen
                                                                                                                                                           Chief Financial Officer

Dated: 1 July, 2003